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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March,  2005                                      Commission File No.: 333-13692

INTIER AUTOMOTIVE INC.
(Translation of registrant's name into English)

521 Newpark Boulevard, Newmarket,
Ontario, Canada L3Y 4X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTIER AUTOMOTIVE INC. (Registrant)
Date: March 4, 2005
By: /s/ BRUCE R. CLUNEY

Bruce R. Cluney, Secretary

EXHIBITS

Exhibit Number	Description
99	Notice of Special Meeting of Holders of Class A Subordinate Voting Shares to be held on March 30, 2005 and Management Information Circular/Proxy Statement of the Registrant
99.1	Letter of Transmittal and Cash Election Form for Registered Holders of Class A Subordinate Voting Shares of the Registrant
99.2	Notice of Guaranteed Delivery for Registered Holders of Class A Subordinate Voting Shares of the Registrant
99.3	Proxy for Holders of Class A Subordinate Voting Shares of the Registrant
99.4	Certificate pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issued dated March 4, 2005

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